Free Writing Prospectus Relating to
Registration Statement No. 333-264370
Dated August 17, 2022
Filed Pursuant to Rule 433

August 17, 2022

MIDLAND STATES BANCORP, INC.

4,600,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of

7.750% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A

Term Sheet

Issuer:	Midland States Bancorp, Inc. (the “Company”)

Security:	Depositary shares (“Depositary Shares”), each representing a 1/40th interest in a share of the Company’s 7.750% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A (“Preferred Stock”)

Aggregate Liquidation Amount:	$115,000,000 (4,600,000 Depositary Shares)

Overallotment Option:	None.

Expected Rating:	BBB- by Egan-Jones Ratings Company

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock).

First Reset Date:	September 30, 2027

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.

Reset Period:	The period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.

Dividend Payment Dates:	If declared, dividends will be payable quarterly, in arrears, on March 30, June 30, September 30 and December 30 of each year, beginning on December 30, 2022.

Dividend Rate (Non- cumulative):	From and including the original issue date to, but excluding, September 30, 2027 or the date of earlier redemption, 7.750% and from and including September 30, 2027, during each Reset Period, the five-year treasury rate as of the most recent reset dividend determination date (as defined in the preliminary prospectus supplement dated August 17, 2022 (the “Preliminary Prospectus Supplement”)) plus 4.713%.

Day Count Convention:	30/360 to, but excluding, September 30, 2027, and, thereafter, a 360-day year and the number of days actually elapsed.

Term:	Perpetual

Trade Date:	August 17, 2022

Settlement Date:	August 24, 2022 (T + 5)

Optional Redemption:	The Company may, at its option and subject to any required regulatory approval, redeem the shares of the Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after the First Reset Date, or (ii) in whole but not in part at any time within 90 days following a “regulatory capital treatment event,” as described in the Preliminary Prospectus Supplement, in each case at a cash redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date. Holders of Depositary Shares will not have the right to require the redemption or repurchase of the Depositary Shares.

Public Offering Price:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Underwriting Discount and Commission:	3.15% / $0.7875 per Depositary Share

Net Proceeds (before expenses) to the Issuer:	$111,377,500.

Use of Proceeds:	The Company intends to use the proceeds from this offering for general corporate purposes, which may include providing capital to support the Company’s organic growth or growth through strategic acquisitions, repaying or redeeming outstanding indebtedness, financing investments, capital expenditures, repurchasing shares of the Company’s common stock and for further investments in Midland States Bank, the Company’s wholly owned bank subsidiary, as regulatory capital.

Joint Book-Running Managers:	Keefe, Bruyette & Woods, Inc. Raymond James & Associates, Inc. Piper Sandler & Co.

Co-Managers:	D. A. Davidson & Co. Janney Montgomery Scott LLC Stephens Inc.

Depositary:	Computershare Inc. and Computershare Trust Company, N.A.

Listing:	The Company has applied to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “MSBIP”. If approved for listing, trading of the Depositary Shares on the Nasdaq Global Select Market is expected to commence within the 30-day period after the original issuance date of the Depositary Shares.

CUSIP/ISIN for the Depositary Shares:	597742 303 / US5977423038

The Depositary Shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

We expect that delivery of the Depositary Shares will be made against payment for the Depositary Shares on or about the Settlement Date indicated above, which will be the fifth business day following the trade date of August 17, 2022 (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on any date prior to the fifth business day preceding the Settlement Date will be required, by virtue of the fact that the shares will initially settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

The Company has filed a “shelf” registration statement (File No. 333-264370) (including a base prospectus (the “Base Prospectus”) on April 18, 2022 and the related Preliminary Prospectus Supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Base Prospectus, the Preliminary Prospectus Supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Base Prospectus and the related Preliminary Prospectus Supplement if you request it by contacting Keefe, Bruyette & Woods, Inc. by telephone at 1-800-966-1559 or by email at USCapitalMarkets@kbw.com; by contacting Raymond James & Associates, Inc. by telephone at 800-248-8863 or by email at prospectus@raymondjames.com; or by contacting Piper Sandler & Co. by email at fsg-dcm@psc.com.

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this pricing term sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.